FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of            December,            2006.
DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.
Enclosed are Domtar Inc.’s Audited Consolidated Financial Statements and Management’s Discussion & Analysis for the year ended December 31, 2005.

INCORPORATION BY REFERENCE
Attached as Exhbit 99.1 to this report on Form 6-K are the re-issued audited consolidated financial statements of Domtar Inc. (“Domtar”) as of and for the year ended December 31, 2005 and as Exhbit 99.2 the related “Management’s Discussion and Analysis of Annual Results of Operations” (the “MD&A).” Beginning in the second quarter of 2006, Domtar has presented its Vancouver paper mill as a discontinued operation and as assets held for sale in its consolidated financial statements pursuant to FAS No. 144. In accordance with the relevant accounting and SEC requirements, Domtar has restated its financial statements as of and for the year ended December 31, 2005 and the related MD&A to present the Vancouver paper mill as a discontinued operation. This reclassification has no effect on Domtar’s reported net earnings; “Earnings (loss) from continuing operations” and “Loss from discontinued operations” are presented as new lines in the statement of earnings and “Assets held for sale” is presented as a new line on the balance sheet. Domtar is re-issuing these historical financial statements and related MD&A at this time in connection with the filing by Domtar Corporation of its Registration Statement on Form 10 with the SEC. The Domtar Corporation Form 10 relates to certain transactions associated with the proposed combination of Domtar and Weyerhaueser’s Fine Paper Business initially announced by Domtar on August 23, 2006. This Report on Form 6-K updates Domtar’s Form 40-F, as amended, for the year ended December 31, 2005. No attempt has been made to update matters in Domtar’s Form 40-F except to the extent expressly provided above.
Attached as Exhibit 99.3 to this report on Form 6-K is the consent of Domtar’s independent auditors PricewaterhouseCoopers LLC.
This Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-10 (No. 333-124781)of Domtar, relating to the offering of debt securities of Domtar, and the Registration Statement on Form S-8 (No. 333-85600) of Domtar, relating to common shares to be offered to employees under employee benefit plans.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: December 15, 2006	By /s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary

FORM 6-K
Domtar Inc.
December 15, 2006
EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited Consolidated Financial Statements

99.2	Management’s Discussion and Analysis

99.3	Consent of Independent Auditors